CLEANER YOGA MAT, INC.
1370 Sawleaf Ct.
San Luis Obispo, CA 93401

December 19, 2014

Via Edgar

Re:         Cleaner Yoga Mat, Inc.
Registration Statement on Form S-1
Filed October 27, 2014
File No. 333-198807

To Whom it May Concern:

The Company has filed today via Edgar Amendment No. 3 to the Form S-1/A in order to address an inadvertent error whereby certain copy marked for deletion was not in fact deleted in Amendment No. 2 to Form S-1/A.

The deleted language includes all references to the Mat Sanitizer and photo of same starting at page 25 and updated disclosure on the product presently available for sale by the Company.   We have also updated the pagination to reflect this deletion and updated the Exhibit table to note that all exhibits have been submitted in prior filings.

We trust the above is satisfactory.

Yours truly,

/s/ Leisa Swanson
Leisa Swanson, Sole Director
Cleaner Yoga Mat, Inc.

The Company hereby acknowledges:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Leisa Swanson
Leisa Swanson, Sole Director
Cleaner Yoga Mat, Inc.